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Exhibit 99.4

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2016

  Revenues

        Revenue composition and sources of revenue growth.    In the first six months of 2016, we generated total revenues of RMB8.9 billion (US$1.3 billion).

        We generate our revenues primarily from the accommodation reservation and transportation ticketing businesses. The table below sets forth the revenues from our principal lines of business for the periods indicated, both in absolute amounts and as percentages of our total revenues.

	For the year ended December 31,							For the six months ended June 30,
	2013		2014		2015			2015		2016
(in thousands, except percentages)	RMB	%	RMB	%	RMB	US$(3)%		RMB	%	RMB	US$(4)%
Revenues:
Accommodation reservation(1)	2,214,171	39	3,201,427	41	4,616,649	712,688	40	2,056,221	40	3,389,849	510,066	38
Transportation Ticketing(2)	2,161,784	38	2,950,072	38	4,453,886	687,561	39	2,000,458	39	3,952,430	594,717	44
Packaged-tour	935,685	16	1,055,369	14	1,667,945	257,486	15	725,286	14	1,030,427	155,047	12
Corporate travel	266,989	5	373,407	5	473,245	73,057	4	213,460	4	262,728	39,532	3
Others	138,389	2	192,282	2	285,221	44,031	2	113,366	3	306,100	46,059	3
Total revenues	5,717,018	100	7,772,557	100	11,496,946	1,774,823	100	5,108,791	100	8,941,534	1,345,421	100

(1)
Accommodation reservation revenues mainly represent revenues from reservations of hotels, hostels, vacation rentals and other accommodation-related services.

(2)
Transportation ticketing services revenues mainly represent revenues from reservations of air tickets, railway tickets and other transportation related services.

(3)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00 as of December 31, 2015. See "Exchange Rate Information."

(4)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.6459 to US$1.00 as of June 30, 2016. See "Exchange Rate Information."

        We present a majority of our revenues on a net basis. Revenues are recognized at gross amounts received from customers in cases where we undertake the majority of the business risks and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the six-month periods ended June 30, 2015 and 2016, respectively.

        PRC laws and regulations impose substantial restrictions on foreign ownership of air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our transportation ticketing and packaged-tour businesses through our consolidated affiliated Chinese entities. Historically, we generated a portion of our revenues from fees we charge these entities.

        Accommodation reservation.    Revenues from our accommodation reservation business have been our primary source of revenues since our inception. Revenues from our accommodation reservation business have increased from RMB2.1 billion in the first six months of 2015 to RMB3.4 billion (US$510 million) in the first six months of 2016, representing 40% and 38% of our total revenues in the respective periods.

        We generate our accommodation reservation revenues primarily through commissions from hotels. We recognize revenues when we receive confirmation from a hotel that a customer who booked the hotel through us has completed the stay at the applicable hotel and upon confirmation of the commissions amount by the hotel. While we generally agree in advance on fixed commissions with a particular hotel, we also enter into a commission arrangement with many of our hotel suppliers that we refer to as the "ratchet system." Under the ratchet system, our commission per room night for a given hotel increases for the month if we sell in excess of a pre-agreed number of room nights with such hotel within the month.

        Transportation ticketing.    Transportation ticketing revenues mainly represent revenues from reservations of air tickets, railway tickets and other related services. Revenues from our transportation ticketing business have increased from RMB2 billion in the first six months of 2015 to RMB4 billion (US$595 million) in the first six months of 2016, representing 39% and 44% of our total revenues in the respective periods.

        We conduct our transportation ticketing business through our consolidated affiliated Chinese entities, as well as a network of independent transportation ticketing service companies. Commissions from transportation ticketing services rendered are recognized after transportation tickets are issued.

        Packaged-tour.    Revenues from our packaged-tour business have increased from RMB725 million in the first six months of 2015 to RMB1 billion (US$155 million) in the first six months of 2016, representing 14% and 12% of our total revenues in the respective periods.

        Commissions from packaged-tour services rendered are recognized after the packaged-tour services are rendered and collections are reasonably assured. We conduct our packaged-tour business mainly through our consolidated affiliated Chinese entities, which bundle the packaged-tour products and receive referral fees from different travel suppliers for different components and services of the packaged tours sold through our transaction and service platform. Referral fees are recognized as revenues after the packaged-tour services are rendered.

        Corporate travel.    Corporate travel revenues primarily include commissions from transportation ticket booking, accommodation reservation and packaged-tour services rendered to corporate clients. Revenues from our corporate travel services have increased from RMB213 million in the first six months of 2015 to RMB263 million (US$40 million) in the first six months of 2016, representing 4% and 3% of our total revenues in the respective periods.

        Other products and services.    Other products and services primarily consist of online advertising services, the sale of Property Management System ("PMS") and related maintenance service. We place our customers' advertisements on our apps and websites. We conduct the advertising business through Ctrip Commerce, and we recognize revenues when Ctrip Commerce renders advertising services. We conduct PMS sale and maintenance business through JointWisdom, one of our subsidiaries. The sale of PMS is recognized upon customer's acceptance. Maintenance service revenue is recognized ratably over the term of the maintenance contract on a straight-line basis.

  Cost of Revenues

        Cost of revenues are costs directly attributable to rendering our revenues, which consist primarily of payroll compensation of customer service center personnel, payments to travel suppliers, credit card service fee, telecommunication expenses, and other direct expenses incurred in connection with our transaction and service platform.

        Cost of revenues accounted for 30% and 28% of our net revenues for the six-month period ended June 30, 2015 and the six-month period ended June 30, 2016, respectively. We believe our relatively low ratio of cost of revenues to revenues is primarily due to high efficiency of our customer service system. Our cost efficiency was further enhanced by our mobile operations, which require significantly fewer service staff to operate and maintain. The decrease of percentage of cost of revenues over net revenues was largely due to enhanced efficiency of our customer service.

  Operating Expenses

        Operating expenses consist primarily of product development expenses, sales and marketing expenses, and general and administrative expenses, all of which include share-based compensation expense. In the first six months of 2015 and 2016, we recorded RMB312 million and RMB2.4 billion (US$363 million) of share-based compensation expense, respectively. The increase is primarily due to the share incentives granted in 2016 as well as the consolidation of Qunar's financial results since December 31, 2015. Share-based compensation expense is included in the same income statement category as the cash compensation paid to the recipient of the share-based award.

        Product development expenses primarily include expenses we incur to develop our travel suppliers network and expenses we incur to maintain, monitor and upgrade our transaction and service platform. Product development expenses accounted for 33% and 48% of our net revenues in the first six months of 2015 and 2016, respectively. This increase was primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 and our consolidation of Qunar's financial results since December 31, 2015. In the first six months of 2016, we continued to increase our spending on product development to increase operational efficiency in order to capture business opportunities in new products and services as well as in new markets.

        Sales and marketing expenses primarily comprise of payroll compensation and benefits attributable to our sales and marketing personnel, advertising expenses, and other related marketing and promotion related expenses. Our sales and marketing expenses accounted for 29% and 34% of our net revenues in the first six months of 2015 and 2016, respectively. The increase of sales and marketing expenses as a percentage of net revenues in the first six months of 2016 was primarily due to an increase in share-based compensation charges as a result of the share incentive awards granted in 2016.

        General and administrative expenses consist primarily of payroll compensation, benefits and travel expenses attributable to our administrative staff, professional service fees, as well as administrative office expenses. Our general and administrative expenses accounted for 11% and 17% of our net revenues in the first six months of 2015 and 2016, respectively. The increase of general and administrative expenses as a percentage of net revenues in the first six months of 2016 was primarily due to an increase in share-based compensation charges as a result of the share incentive awards granted in 2016.

Results of Operations

        The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	For the year ended December 31,							For the six months ended June 30,
	2013		2014		2015			2015		2016
(in thousands, except share, per share and per ADS data)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(3)%
Consolidated statement of operation data
Net revenues:	5,386,746	100	7,346,918	100	10,897,568	1,682,295	100	4,841,912	100	8,589,291	1,292,419	100
Cost of revenues	(1,386,767)	(26)	(2,100,606)	(29)	(3,043,440)	(469,827)	(28)	(1,434,625)	(30)	(2,369,093)	(356,474)	(28)
Gross profit	3,999,979	74	5,246,312	71	7,854,128	1,212,468	72	3,407,287	70	6,220,198	935,945	72
Operating expenses
Product development(1)	(1,245,719)	(23)	(2,321,349)	(32)	(3,296,693)	(508,922)	(30)	(1,604,950)	(33)	(4,120,679)	(620,033)	(48)
Sales and marketing(1)	(1,269,413)	(24)	(2,214,210)	(30)	(3,087,990)	(476,704)	(28)	(1,401,224)	(29)	(2,883,508)	(433,878)	(34)
General and administrative(1)	(646,405)	(12)	(861,551)	(11)	(1,088,402)	(168,019)	(10)	(520,496)	(11)	(1,439,300)	(216,570)	(17)
Total operating expenses:	(3,161,537)	(59)	(5,397,110)	(73)	(7,473,085)	(1,153,645)	(69)	(3,526,670)	(73)	(8,443,487)	(1,270,481)	(99)
Income/(loss) from operations	838,442	15	(150,798)	(2)	381,043	58,823	3	(119,383)	(3)	(2,223,289)	(334,536)	(27)
Net interest income and other income/(loss)(5)	305,554	6	186,050	3	2,624,321	405,125	24	83,507	2	308,256	46,383	3
Income/(loss) before income tax expense equity in income of affiliates and noncontrolling interest	1,143,996	21	35,252	0	3,005,364	463,948	28	(35,876)	(1)	(1,915,033)	(288,153)	(24)
Income tax expense	(293,740)	(5)	(130,821)	(2)	(470,188)	(72,585)	(4)	(37,612)	(1)	(146,516)	(22,046)	(2)
Equity in income/(loss) of affiliates	56,147	1	187,191	3	(135,781)	(20,960)	(1)	(11,088)	0	(207,568)	(31,232)	(2)
Net income/(loss)	906,403	17	91,622	1	2,399,395	370,403	22	(84,576)	(2)	(2,269,117)	(341,431)	(28)
Less: Net loss attributable to noncontrolling interests	91,917	2	151,117	2	108,261	16,712	1	101,369	2	169,179	25,456	2
Net income/(loss) attributable to Ctrip's shareholders	998,320	19	242,739	3	2,507,656	387,115	23	16,793	0	(2,099,938)	(315,975)	(26)
Earnings per ordinary share data:
Net income/(loss) attributable to Ctrip's shareholders	998,320		242,739		2,507,656	387,115		16,793		(2,099,938)	(315,975)
Earnings per ordinary share(4), basic	30.34		7.08		66.34	10.24		0.47		(36.74)	(5.53)
Earnings per ordinary share(4), diluted	26.63		6.35		56.85	8.78		0.43		(36.74)	(5.53)
Earnings per ADS, basic	3.79		0.88		8.29	1.28		0.06		(4.59)	(0.69)
Earnings per ADS,diluted	3.33		0.79		7.11	1.10		0.05		(4.59)	(0.69)

(1)
Share-based compensation expenses are included in the consolidated statement of operations data as follows:

	For the year ended December 31,							For the six months ended June 30,
	2013		2014		2015			2015		2016
(in thousands)	RMB	%	RMB	%	RMB	US$(2)%		RMB	%	RMB	US$(3)%
Product development:	(138,668)	(3)	(184,665)	(3)	(291,643)	(45,022)	(3)	(141,014)	(3)	(1,416,829)	(213,188)	(16)
Sales and marketing	(49,105)	(1)	(54,392)	(1)	(65,574)	(10,123)	(1)	(33,824)	(1)	(253,482)	(38,141)	(3)
General and administrative	(250,157)	(5)	(257,587)	(4)	(285,379)	(44,055)	(3)	(137,167)	(3)	(743,365)	(111,853)	(9)

(2)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00 as of December 31, 2015. See "Exchange Rate Information."

(3)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.6459 to US$1.00 as of June 30, 2016. See "Exchange Rate Information."

(4)
Each ADS represents 0.125 of an ordinary share.

(5)
In 2015, a gain of RMB2.3 billion (US$350 million) was recognized in the other income for the deconsolidation of Tujia which was once our subsidiary. Please refer to footnote 8 of our consolidated financial statements incorporated in this prospectus supplement by reference to our 2015 Annual Report.

  Results of operations for the six months ended June 30, 2015 and 2016

  Revenues

        Total revenues were RMB8.9 billion (US$1.3 billion) in the six months ended June 30, 2016, representing a 75% increase from RMB5.1 billion in the same period in 2015.

        Accommodation reservation.    Revenues from our accommodation reservation business were RMB3.4 billion (US$510 million) for the six months ended June 30, 2016, representing a 65% increase from RMB2.1 billion in the same period in 2015, primarily driven by an increase in accommodation reservation volume and the consolidation of Qunar's financial results since December 31, 2015.

        Transportation ticking.    Revenues from our transportation ticketing business were RMB4 billion (US$595 million) for the six months ended June 30, 2016, representing a 98% increase over RMB2 billion in the same period in 2015, primarily driven by an increase in ticketing volume and the consolidation of Qunar's financial results since December 31, 2015.

        Packaged-tour.    Revenues from packaged tours were RMB1 billion (US$155 million) in the six months ended June 30, 2016, representing a 42% increase over RMB725 million in the same period in 2015, primarily driven by an increase in volume growth of organized tours and self-guided tours and the consolidation of Qunar's financial results since December 31, 2015.

        Corporate travel.    Revenues from corporate travel were RMB263 million (US$40 million) in the six months ended June 30, 2016, representing a 23% increase over RMB213 million in the same period in 2015. The increase was primarily driven by increased corporate travel demand from business activities.

        Other businesses.    Revenues from other businesses were RMB306 million (US$46 million) in the six months ended June 30, 2016, representing a 170% increase over RMB113 million in the same period in 2015. The increase was primarily due to increased revenues from advertising services and the consolidation of Qunar's financial results since December 31, 2015.

  Business Tax and Related Surcharges

        Our business tax and related surcharges were RMB352 million (US$53 million) for the six months ended June 30, 2016, representing a 32% increase from RMB267 million in the six months ended June 30, 2015, as a result of the increase in revenues in all of our business lines, offset by the effect of transformation of business taxes to value-added taxes in the PRC.

  Cost of Revenues

        Cost of revenues were RMB2.4 billion (US$356 million) in the six months ended June 30, 2016, representing a 65% increase from RMB1.4 billion in the six months ended June 30, 2015, primarily due to increased cost associated with the expansion of our accommodation reservation business and the rapid growth of our packaged-tour and ticketing business, as well as the consolidation of Qunar's financial results since December 31, 2015.

  Operating Expenses

        Operating expenses include product development expenses, sales and marketing expenses and general and administrative expenses.

        Product development.    Product development expenses for the six months ended June 30, 2016 were RMB4.1 billion (US$620 million), representing a 157% increase from RMB1.6 billion in the six months ended June 30, 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 as well as the consolidation of Qunar's financial results since December 31, 2015.

        Sales and marketing.    Sales and marketing expenses for the six months ended June 30, 2016 were RMB2.9 billion (US$434 million), representing a 106% increase from RMB1.4 billion in the six months ended June 30, 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 as well as the consolidation of Qunar's financial results since December 31, 2015.

        General and administrative.    General and administrative expenses for the six months ended June 30, 2016 were RMB1.4 billion (US$217 million), representing a 177% increase from RMB520 million in the six months ended June 30, 2015, primarily due to an increase in share-based compensation charges as a result of the share incentives granted in 2016 as well as the consolidation of Qunar's financial results since December 31, 2015.

  Equity in Loss of Affiliates

        Equity in loss of affiliates was RMB208 million (US$31 million) in the six months ended June 30, 2016, representing an increase of 1772% compared with RMB11 million in the six months ended June 30, 2015, primarily due to the equity pick-up of loss of eLong, which became our affiliate in May 2015, in the amount of RMB158 million.

  Interest Income

        Interest income increased by 72% to RMB342 million (US$51 million) in the six months ended June 30, 2016 from RMB199 million in the six months ended June 30, 2015, primarily due to the increased cash generated from financing activities in the second half year of 2015.

  Interest Expense

        Interest expense increased by 187% to RMB321 million (US$48 million) in the six months ended June 30, 2016 from RMB112 million in the six months ended June 30, 2015, primarily due to an increase of the loan facilities and the issuance of the Priceline 2020 notes, the 2020 notes and the 2025 notes.

  Other Income/Expense

        Other income amounted to RMB288 million (US$43 million) in the six months ended June 30, 2016, compared to other expense amounted to RMB4 million in the six months ended June 30, 2015, primarily attributable to the gain from the disposals of certain investments or RMB282 million (US$42 million) in 2016.

  Income Tax Expense

        Income tax expense in the six months ended June 30, 2016 was RMB147 million (US$22million), representing a 290% increase compared with RMB38 million in the six months ended June 30, 2015. The effective income tax rate in the six months ended June 30, 2016 was –8%, compared to –105% in the six months ended June 30, 2015, primarily due to the change of non-deductible share-based compensation expenses as well as the valuation allowance during the periods.

  Net Loss/Income

        Net loss was RMB2.1 billion (US$316 million) in the six months ended June 30, 2016, and net income was RMB17 million in the six months ended June 30, 2015. For the six months ended June 30, 2016, the consolidation of Qunar contributed RMB1.8 billion to our net loss.

Liquidity and Capital Resources

        The following table presents a summary of our consolidated balance sheet data as of December 31, 2013, 2014 and 2015, and June 30, 2016:

	As of December 31,				As of June 30,
	2013	2014	2015		2016
(in thousands)	RMB	RMB	RMB	US$(1)	RMB	US$(2)
Consolidated balance sheet data
Cash and cash equivalents	7,138,345	5,300,888	19,215,675	2,966,389	10,116,921	1,522,280
Restricted cash	739,544	836,395	2,286,883	353,034	2,417,448	363,750
Short-term investments	3,635,091	6,438,855	8,235,786	1,271,386	5,443,944	819,143
Accounts receivable, net	1,518,230	1,826,766	3,150,768	486,395	3,658,078	550,426
Prepayments and other current assets	1,237,531	2,480,276	7,711,756	1,190,490	7,509,379	1,129,927
Deferred tax assets, current	96,980	193,503	—	—	—	—
Non-current assets	6,324,938	14,132,842	78,241,724	12,078,441	83,067,031	12,498,989
Total assets	20,690,659	31,209,525	118,842,592	18,346,135	112,212,801	16,884,515
Short-term borrowings	774,599	3,132,061	4,544,820	944,301	5,784,079	870,323
Other current liabilities	5,593,409	9,582,642	29,121,275	4,252,849	23,867,445	3,591,304
Other non-current liabilities	5,592,565	8,117,095	21,491,569	3,317,726	22,876,012	3,442,123
Total Ctrip's shareholders' equity	8,530,396	9,529,179	44,550,730	6,877,448	56,078,228	8,438,019
Noncontrolling interests	199,690	848,548	19,134,198	2,953,811	3,607,037	542,746
Total shareholder's equity	8,730,086	10,377,727	63,684,928	9,831,259	59,685,265	8,980,765

(1)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00 as of December 31, 2015. See "Exchange Rate Information."

(2)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.6459 to US$1.00 as of June 30, 2016. See "Exchange Rate Information."

        As of June 30, 2016, our primary source of liquidity was RMB15.6 billion (US$2.3 billion) of cash, cash equivalents and short-term investment, which include cash generated from operating activities, short-term borrowings from third-party lenders, as well as the proceeds we received from our offerings of convertible senior notes. Our cash and cash equivalents consist of cash on hand and liquid investments which are unrestricted as to withdrawal or use. Except as disclosed in this prospectus supplement, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and proceeds from our financing activities will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we decide to pursue additional opportunities for investments or acquisitions.

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,				For the six months ended June 30,
	2013	2014	2015		2015	2016
(in thousands)	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(2)
Net cash provided by/(used in) operating activities	2,452,827	1,958,604	3,048,810	470,655	1,442,305	(134,570)	(20,249)
Net cash used in investing activities	(4,086,144)	(9,366,411)	(4,426,581)	(683,346)	(4,410,822)	(1,773,046)	(266,788)
Net cash provided by /(used in) financing activities	5,315,975	5,422,195	15,233,586	2,351,660	10,624,408	(7,576,540)	(1,140,032)
Effect of foreign exchange rate changes on cash and cash equivalents	34,154	148,155	58,972	9,104	(33,112)	385,402	57,991
Net increase /(decrease) in cash and cash equivalents	3,716,812	(1,837,457)	13,914,787	2,148,073	7,622,779	(9,098,754)	(1,369,078)
Cash and cash equivalents at beginning of period	3,421,533	7,138,345	5,300,888	818,316	5,300,888	19,215,675	2,891,358
Cash and cash equivalents at end of the period	7,138,345	5,300,888	19,215,675	2,966,389	12,923,667	10,116,921	1,522,280

(1)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.4778 to US$1.00 as of December 31, 2015. See "Exchange Rate Information."

(2)
Translation from RMB amounts into U.S. dollars was made at a rate of RMB6.6459 to US$1.00 as of June 30, 2016. See "Exchange Rate Information."

  Operating Activities

        Net cash used in operating activities amounted to RMB135 million (US$20 million) in the first six months of 2016, which was primarily attributable to (i) an add-back of RMB3 billion (US$448 million) in non-cash items, primarily relating to share-based compensation expenses, equity in loss of affiliates and depreciation expenses; and (ii) an increase in accounts payable of RMB1.7 billion (US$257 million), primarily due to the increased volume of transportation ticketing and package-tour services, as we generally entitled to certain credit terms from our suppliers. These increases were partially offset by (i) our net loss of RMB2.3 billion (US$341 million) in the first six months of 2016; (ii) a decrease in tax payable of RMB751 million (US$113 million), primarily due to the payment of individual income taxes for the exercises of stock options; (iii) an increase in accounts receivable of RMB515 million (US$77 million), primarily due to the increase of volume of corporate travel management service, as we normally provide our corporate customers with certain credit terms for the full payments of issued transportation tickets and issued and reserved hotel rooms; (iv) an decrease in advances from customers of RMB488 million (US$73 million), primarily due to more customer advances having been paid to us before year-end for bookings during Chinese new year; (v) a decrease in other payables and accruals of RMB302 million (US$45 million); and (vi) an increase in payment due from related parties of RMB469 million (US$71 million), primarily from Baidu.

  Investing Activities

        Net cash used in investing activities amounted to RMB1.8 billion (US$267 million) in the first six months of 2016, which was primarily attributable to an increase in investments and acquisitions and increased purchase of additional equipment and software, and offset by a decrease in short-term investments in bank deposits with original maturity of more than three months.

  Financing Activities

        Net cash used in financing activities amounted to RMB7.6 billion (US$1.1 billion) in the first six months of 2016, which was primarily attributable to (i) capital contribution or financing arrangements in a total amount of approximately RMB6.5 billion (US$1 billion) in cash to certain non-U.S. investment entities; (ii) settlement of a portion of the outstanding 2% convertible senior notes issued by Qunar in June 2015 to certain institutional investors in the amount of RMB2 billion (US$306 million); and (iii) settlement by Qunar of its outstanding loan owed to Baidu Holdings Limited in the amount of RMB1.8 billion (US$274 million). These increases were partially offset by (i) the proceeds from short-term and long-term bank loans in an aggregate amount of RMB2 billion (US$305 million); and (ii) settlement by Baidu Holdings Limited of its outstanding loan owed to Qunar in the amount of RMB651 million (US$98 million).

  Capital Expenditures

        As of June 30, 2016, our primary capital commitment was RMB86 million (US$13 million) in connection with capital expenditures of property, equipment and software.

  Contractual Obligations

        The following sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
(in RMB thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Convertible senior notes with principal and interest	26,063,772	341,450	6,174,170	12,429,316	7,118,836
Term Loans with principal and interest	3,920,357	3,920,357	—	—	—
Operating lease obligations	507,267	320,906	167,325	17,809	1,227
Purchase obligations	65,744	65,485	259	—	—

        Our 2017 notes is in aggregate principal amount of US$180 million and will mature in September 2017, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 51.7116 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2017 notes bear interest at a rate of 0.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2013. As of June 30, 2016, RMB228 million (US$34 million) was reclassified as short-term debt to reflect the fact that the 2017 notes may be redeemed within one year.

        Our 2018 notes is in the aggregate principal amount of US$800 million and will mature in October 2018, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.7568 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2018 notes bear interest at a rate of 1.25% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on April 15, 2014. As of June 30, 2016, RMB5.3 billion (US$800 million) is reclassified as short-term debt to reflect the fact that the 2018 notes may be redeemed within one year.

        Our 2020 notes will mature in July 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.1942 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2020 notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

        Our 2025 notes will mature in July 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.3555 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2025 notes bear interest at a rate of 1.99% per year, payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2016.

        The Priceline 2019 notes will mature in August 2019, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 12.2911 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2019 notes bear interest at a rate of 1.00% per year which will be paid semiannually beginning on February 7, 2015.

        The Priceline 2020 notes will mature in May 2020, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 9.5904 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2020 notes bear interest at a rate of 1.00% per year which will be paid semiannually beginning on November 29, 2015.

        The Priceline 2025 notes will mature in December 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Priceline 2025 notes bear interest at a rate of 2.00% per year which will be paid semi-annually beginning on June 11, 2016.

        The Hillhouse 2025 notes will mature in December 2025, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 14.6067 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The Hillhouse 2025 notes bear interest at a rate of 2.00% per year which will be paid semi-annually beginning on June 11, 2016.

        As of December 31, 2015, we obtained thirteen borrowings of approximately RMB3.9 billion (US$602 million) in aggregate collateralized by bank deposits of approximately RMB2.4 billion in aggregate classified as restricted cash and/or short-term investment at one or more of our wholly-owned subsidiaries. The annual interest rates of the borrowings range from approximately 1.4% to 2.1%. We are in compliance with the loan covenant as of December 31, 2015.

        Operating lease obligations for the years 2016, 2017, 2018, 2019, 2020 and 2021 are RMB321 million, RMB129 million, RMB38 million, RMB16 million, RMB2 million and RMB1 million, respectively. Rental expenses amounted to approximately RMB118 million, RMB144 million and RMB134 million (US$21 million) for the years ended December 31, 2013, 2014 and 2015, respectively. Rental expense is charged to the statements of income when incurred.

        While the table above indicates our contractual obligations as of December 31, 2015, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, cancelled or terminated.

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  Exhibit 99.4